FORM 6-K
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: March 9, 2007
Commission File Number: 000-24443
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Sheila Colman
Date: March 9, 2007	Sheila Colman
Canadian Counsel and Corporate Secretary

2

EXHIBIT INDEX

Exhibit Number	Description

1	Press Release dated February 23, 2007
2	Press Release dated February 26, 2007
3	Press Release dated February 27, 2007, along with map entitled “Arizona Strip – Mines and Projects”
4	Press Release dated February 28, 2007

3

DENISONMINES
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON REPORTS MORE HIGH-GRADE URANIUM RESULTS AT MOORE LAKE
Toronto, ON — February 23, 2007 – Denison Mines Corp. (“Denison”) (TSX:DML) and JNR Resources Inc. (“JNR”) (TSXV:JNN), jointly the “Companies”, are pleased to announce the results from the 2006 summer/fall diamond drilling program on the Moore Lake uranium project located in the Athabasca Basin of northern Saskatchewan. The program consisted of 38 holes totalling 14,317 metres. The Moore Lake project is a joint venture between the two companies, with participating interests of 25% (JNR) and 75% (Denison).
Summary of Results
The Companies are pleased with the results, which continue to outline uranium mineralization in the Maverick Main zone and demonstrate the highly prospective nature of the 6.5-kilometre long Maverick structural corridor, over 50% of which has yet to be drill tested, and the Avalon conductive zone. Significant results are presented in the table below.
Infill drilling on the Maverick Main zone intersected uranium mineralization in all six holes, with high-grade intersections in three of them. ML-140 returned 3.20% U3O8 over 6.5 metres including a 3.5-metre intercept of 5.25% U3O8, 2.1% nickel and 0.65% cobalt. ML-139 returned 1.23% U3O8 over 8.5 metres, including a 1.5-metre intercept of 4.20% U3O8. The mineralization in both of these holes occurs at the unconformity and in the basal sandstone. Also at the Maverick Main zone, ML-133 intersected two zones of mineralization. A high-grade zone at the unconformity returned 2.72% U3O8, 2.30% nickel and 0.905% cobalt over 5.0 metres, including a 2.0-metre intercept of 4.25% U3O8. ML-133 also intersected mineralization in the basement associated with clay-altered graphitic pelites, returning 0.611% U3O8 over 3.5 metres.
Uranium mineralization was intersected in all three holes that tested the ‘527’ area, with the best result obtained from ML-136 returning 0.50% eU3O8 over 7.0 metres.
Significant results were obtained from several holes that tested the minimum 4.0 kilometre long conductive zone on the Avalon grid. Of particular interest was ML-850, which represents the first-pass drilling of a 1.0 kilometre segment of the zone. It intersected a broad 25-metre zone of highly anomalous radioactivity located well beneath the unconformity.
Extensive structural disruption and/or anomalous geochemistry were intersected in the majority of holes that tested other target areas (further details of the results from the various grids are presented below). A full evaluation of all of these zones will be undertaken, and follow up drilling is planned on a number of highly prospective targets.
The 2007 winter exploration program is well underway. It will consist of a planned minimum of 10,000 metres of diamond drilling and 110 kilometres of linecutting and ground geophysics. A property-wide airborne resistivity and magnetic survey will also be carried out. Two drills are currently operating, and in light of the substantial freeze this winter, they will focus on muskeg and lake covered targets in the West Venice, Venice, Volhoffer, Puka Puka and West Maverick areas. The Companies have budgeted a total of $5.0 million for exploration in 2007.
It should be noted that depths to the unconformity along the Maverick structural corridor are relatively shallow at 270 to 275 metres. In the Avalon area they are on the order of 320 to 330 metres. The shallowest unconformity depths on the property (~200 metres) are on the Rarotonga grid.

Moore Lake Drilling
Summer/Fall 2006 Program
Significant Results

						U/C	Hole
					Elev.	Depth	Depth	From	To	Interval	%	%	%	%
Grid	Hole #	Dip	UTM E	UTM N	(m)	(m)	(m)	(m)	(m)	(m)	eU3O8	U3O8	Ni	Co

Maverick Main	ML-133	-90	491943	6363730	503.0	268.1	353.0	266.0	271.0	5.0		2.72	2.3	0.905
								269.0	271.0	2.0		4.25
								280.0	283.5	3.5		0.611
	ML-135	-90	491952	6363731	503.0	269.9	347.0	263.5	267.5	4.0		0.822	1.37	0.68
								263.5	265.0	1.5		1.3
								273.0	275.5	2.5		0.217
								273.0	273.5	0.5		0.625
	ML-137	-90	491962	6363734	503.0	270.1	347.0	273.0	275.0	2.0		0.086
	ML-139	-90	491992	6363747	503.0	272.7	372.0	264.5	273.0	8.5		1.23
	ML-139							270.0	271.5	1.5		4.2
	ML-140	-90	491977	6363743	502.0	267.1	349.1	262.9	269.4	6.5		3.2
								265.4	268.9	3.5		5.25	2.1	0.65
	ML-141	-90	491945	6363731	503.0	269.3	351.0	278.5	280.0	1.5		0.671

527’ Zone	ML-132	-90	492436	6363949	510.0	278.0	325.3	277.5	279.7	2.2	0.156
								284.1	286.4	2.3	0.37
	ML-134	-90	492416	6363934	510.0	279.2	329.0	283.5	288.0	4.5		0.106
								284.5	285.0	0.5		0.551
	ML-136	-90	492434	6363954	510.0	275.3	326.0	275.1	282.1	7.0	0.5

Maverick NE	ML-124	-90	492604	6364032	512.0	281.5	339.5	281.75	286.4	4.65		0.033
								291.5	292.0	0.5		0.411
	ML-128	-90	492520	6363982	512.0	284.0	358.0	288.0	290.5	2.5		0.109

Avalon	ML-850	-90	495851	6371093	500.0	313.6	431.0	351.0	354.0	3.0		0.088
								371.0	371.5	0.5		0.057
								380.5	383.0	2.5		0.059

Full Description 2006 Summer/Fall Drill Program
Maverick Main Zone
Six holes were drilled to complete sections and to fill in gaps on the Main lens of the Maverick zone. All six holes intersected uranium mineralization with high-grade in three of them.
ML-140 returned 3.20% U3O8 over 6.5 metres, including a 3.5 metre intercept of 5.25% U3O8, 2.1% nickel and 0.65% cobalt. ML-139 returned 1.23% U3O8, over 8.5 metres, including a 1.5 metre intercept of 4.20% U3O8. The mineralization in both of these holes occurs at the unconformity and in the basal sandstone.
ML-133 intersected two zones of mineralization. A high-grade zone at the unconformity returned 2.72% U3O8, 2.30% nickel and 0.905% cobalt over 5.0 metres, including a 2.0-metre intercept of 4.25% U3O8. ML-133 also intersected mineralization in the basement associated with clay-altered graphitic pelites, returning 0.611% U3O8 over 3.5 metres.
ML-135 intersected two zones of mineralization. A 4.0-metre interval in the basal sandstone assayed 0.822% U3O8, 1.37% nickel and 0.68% cobalt, including a 1.5-metre intercept of 1.30% U3O8. A 2.5-metre interval associated with graphitic pelites just below the unconformity assayed 0.217% U3O8 over 2.5 metres, including a 0.5-metre intercept of 0.625% U3O8.
Although ML-141 and -137 both deviated to the south of their intended pierce points, they did intersect narrow zones of mineralization within basement graphitic pelites. ML-141 returned 0.671% U3O8 over 1.5 metres while ML-137 returned 0.086% U3O8 over 2.0 metres.
‘527’ Zone
Time constraints allowed for the drilling of only three holes on the ‘527’ zone. ML-136 and -132 were drilled on section, testing for a northeast extension to the mineralization intersected in discovery holes ML-527 and -101.
The better results were from the northernmost hole, ML-136, which returned 0.50% eU3O8 over 7.0 metres. This intersection occurred in the basal sandstone and underlying graphitic pelites. ML-132 intersected two low-grade zones of mineralization. A 2.2-metre intercept straddling the unconformity returned 0.156% eU3O8, while a 2.3-metre intercept within the basement graphitic pelites returned 0.37% eU3O8.
ML-134, which tested for a southwest extension to the mineralization intersected in ML-527 and -101, returned 4.5 metres of 0.106% U3O8 associated with clay-altered graphitic pelites. This included a 0.5-metre interval of 0.551% U3O8.
Maverick Northeast
Nine holes were drilled in this area as part of the ongoing systematic testing of the Maverick structural corridor and follow-up to previously completed holes.
ML-138 and -128 were drilled on section and 100 metres to the northeast of the ‘527’ zone. Both holes were drilled in the hanging wall and intersected a structurally disrupted and strongly altered basal sandstone column, overlying clay-altered and sheared basement containing multiple zones of graphitic pelites. These graphitic rocks exhibit anomalous radioactivity and returned significant enrichment in all of the pathfinder elements. The best result was from a 2.5-metre interval in ML-128 that returned 0.109% U3O8. ML-127 which was collared a further 50 metres to the northeast was also a hanging wall hole and was geologically and geochemically analogous to ML-138 and -128.
ML-131 and -124 were drilled 50 metres to the northeast of ML-127 and on section with ML-40. ML-124 was drilled in the hanging wall and intersected a strongly altered basal sandstone column. The initial several metres of basement rocks are anomalously radioactive and locally metal-enriched, clay-altered granites, followed by sheared graphitic pelites. A 0.5-metre interval from the latter returned 0.411% U3O8. ML-131 intersected a strongly altered basal sandstone column and hematized granitic basement rocks.

ML-125 and -126 were progressive 50-metre step outs to the northeast of section ML-131, -124, -40. Both holes intersected on the hanging wall side of the target in a strongly altered basal sandstone column. The initial 60 to 70 metres of basement consisted of strongly clay-altered and structurally disrupted granites and graphitic pelites, commonly enriched in the key pathfinder elements.
ML-130 and -129 were drilled on section with, and north and south, of ML-512 and -75 respectively. Although both holes were geologically and geochemically anomalous, neither intersected significant uranium mineralization.
Esker
The Esker grid covers an interpreted north-northwest trending shear zone that occurs at the northeast end of the currently known limits of the Maverick structural corridor, some 3.0 kilometres to the northeast of the Maverick Main lens. Prior drilling in this area by previous operators intersected geochemically anomalous and structurally disrupted sandstone and basement rocks in a number of holes, as well as pitchblende mineralization (3070 ppm U/0.25 m) accompanied by significant metal enrichment in the basement of MT-5. Three holes were drilled during the recent program, all of which met with encouraging results.
ML-535 was lost in a major sandstone structure at 206 metres. The entire sandstone column was strongly altered and structurally disrupted.
ML-536 was drilled in the hanging wall. It intersected a strongly altered basal sandstone column with weak uranium enrichment. The basement rocks are largely orthogneiss and locally enriched in uranium (up to 140 ppm/0.5 m). Of note is a 45-metre wide graphitic unit that was intersected some 90 metres below the unconformity.
ML-537 was also a hanging wall hole that intersected strong uranium enrichment and illite alteration in the basal 50 metres of the sandstone column. This hole intersected a 35-metre wide sheared graphitic pelite beginning some 20 metres into the basement, which was also enriched in some of the key pathfinder elements.
West Maverick
Five holes (ML-118 to -121 and -534) were drilled on section with ML-05 and -10, some 250 metres to the west of the Maverick Main lens. They were drilled at 10-metre step outs to test for both western and northwestern extensions to the mineralizing and conductive system, and to provide geological information in this crucial area.
All five intersected a structurally disrupted and strongly altered sandstone column that was geochemically highly anomalous. Uranium and boron values are commonly well above background and the clay type is a mix of illite and dravite. The anomalous system, particularly with respect to uranium, increases in intensity to the south suggesting a possible source in this direction. The sandstone column in the southernmost hole, ML-534, contains up to 7.5 ppm uranium.
The basement rocks in these holes are also altered and commonly structurally disrupted. They contain multiple graphitic horizons that are enriched in uranium and a number of key pathfinder elements including; nickel, cobalt, vanadium, boron, copper, lead and bismuth.
Avalon
Eight holes were drilled in this area testing a minimum 4.0-kilometre long, north-northeast trending conductive zone that is transected by an east-west structural corridor in its central portion. These holes represented both a first-pass test of large segments of the target and follow-up to encouraging results from previous drilling.
The most encouraging results were from ML-850 and -853, which were drilled on section and collared on a 1.0-kilometre long, previously untested segment of the conductive zone. ML-850 intersected a broad zone of highly anomalous radioactivity associated with altered and sheared graphitic pelites that occur from 35 to 60 metres below the unconformity. Individual mineralized zones assayed 0.088% U3O8 over 3.0 metres, 0.057% U3O8 over 0.5 metres and 0.059% U3O8 over 2.5 metres. A number of additional samples returned on the order of 100 to 300 ppm uranium over 0.5 metres. Associated with this mineralization is a significant enrichment in all of the major pathfinder elements. Also of note is that pegmatites intersected below the mineralized graphitic pelites are also enriched in uranium (up to 250 ppm/0.5m).

ML-853 intersected a 20-metre wide zone of anomalous radioactivity beginning some 35 metres below the unconformity, and a 15-metre wide zone beginning some 75 metres into the basement. Both are associated with brittlely-fractured and altered pegmatites. The upper zone returned up to 375 ppm uranium over 0.5 metres, while the lower zone returned up to 105 ppm uranium over 0.5 metres.
ML-852 was collared 600 metres to the south of section ML-853 and -850. It was drilled in the hanging wall and intersected an illitic basal sandstone column enriched in lead and graphitic pelites in the basement , returning anomalous vanadium, nickel and zinc values and up to 150 ppm uranium over 0.5 metres. ML-851, which was collared a further 400 metres to the south and on section with ML-709, intersected basement graphitic pelites that returned anomalous copper and lead values and up to 130 ppm uranium over 0.5 metres. Radioactive pegmatites that were intersected beneath the pelitic rocks returned up to 350 ppm uranium over 0.5 metres.
ML-846 to -849 were follow-up holes drilled in the central portion of the conductive zone. ML-846, -847 and -849 all exhibited similar geological and geochemical characteristics; a strongly altered and commonly illitic basal sandstone column enriched in uranium, and a basement that contains altered and sheared graphitic pelites locally enriched in uranium and pathfinder elements such as cobalt, nickel, vanadium and boron. ML-848 intersected a strongly altered and illitic basal sandstone column overlying a largely altered and sheared granitic basement. A 2.5-metre section of this unit is enriched in uranium (up to 100 ppm/0.5 m), vanadium, boron and lead.
Miscellaneous
ML-122 and -123 tested interpreted seismic structures on the West Maverick and Maverick grids, respectively. Both intersected well-defined basement structures but no significant mineralization. ML-123 did intersect altered graphitic pelites some 65 metres below the unconformity that were enriched in boron, vanadium and nickel.
ML-844 and -845 tested conductive targets in the Nutana and West Venice areas respectively. Both were drilled in the hanging wall, intersecting fractured and altered graphitic pelites enriched in uranium (up to 150 ppm), nickel, copper and vanadium, well below the unconformity.
For a description of the quality assurance program and the quality control measures applied by JNR during the above described work, please see the Material Change Report filed on December 2, 2004 by JNR on the SEDAR website at www.sedar.com. Details of the QAQC program may also be viewed on JNR’s website at: www.jnrresources.com/i/pdf/JNR-QAQC.pdf. A glossary of the technical terms included in this release can be found on JNR’s website at: www.jnrresources.com/s/Glossary.asp.
Paul Ogryzlo, P.Geo., a Qualified Person pursuant to NI 43-101, has reviewed the contents and technical information contained in this news release. Mr. Ogryzlo is Director, Exploration for Denison. Samples were analysed at the Saskatchewan Research Council Laboratory in Saskatoon.
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”,

“budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis of each of Denison Mines Inc. (“DMI”) and International Uranium Corporation (“IUC”), the current Annual Information Form of DMI filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC’s Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of DMI and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of them since January 1, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

DENISONMINES
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON APPLIES FOR LISTING ON AMEX
Toronto, ON – February 26, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX) is pleased to announce that it has applied for a listing of its common shares on the American Stock Exchange (AMEX) as part of a corporate initiative to increase distribution depth and liquidity for shareholders. The process is expected to be completed by early April.
E. Peter Farmer, CEO of Denison, commented, “The AMEX listing will significantly increase our profile in the U.S. where we already have a strong shareholder base and facilitate interest from investors who would otherwise be restricted from purchasing our shares. Broadening our investor base and liquidity will be beneficial to all of our shareholders.”
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis of each of Denison Mines Inc. (“DMI”) and International Uranium Corporation (“IUC”), the current Annual Information Form of DMI filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC’s Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of DMI and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of them since January 1, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

2

DENISONMINES
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON TO ACQUIRE U.S. URANIUM DEPOSITS
AND SIGN URANIUM SALES CONTRACT
Toronto, ON – February 27, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX) is pleased to announce that it has signed an agreement with Pathfinder Mines Corporation (“Pathfinder”), a subsidiary of the AREVA Group, to acquire 5 uranium deposits located in the Arizona Strip district in northeastern Arizona for a cash consideration of US$5.5 million plus a 1% royalty.
In aggregate, the historical resource estimates at the Pathfinder deposits are 1.3 million tons at an average grade of 0.28% U3O8, containing an estimated 7.1 million lbs of U3O8. The deposits are located within hauling distance of Denison’s White Mesa Mill and near its Arizona Strip mines providing a synergistic opportunity to significantly increase production in the near term from this mining district (please see attached map).
Denison intends to initiate the necessary permitting required to develop these deposits in parallel with the ramping up of the Company’s existing operations in the Arizona Strip.
Four of the mineral deposits (EZ 1, EZ 2, WHAT and DB 1) are breccia pipe type deposits. In the 1980’s, Denison’s predecessor company, Energy Fuels Nuclear Inc., mined over 18 million pounds of U3O8 from breccia pipes exhibiting similar tons and grade. Mining from these deposits, if feasible, would be by underground mining methods. The fifth deposit, Moonshine Springs, is sandstone hosted with uranium mineralization in reduced zones along oxidation-reduction fronts occurring at surface and gradually becoming deeper towards the north. It is contemplated that this deposit would initially be developed as a small open-pit to supplement the higher grade breccia pipe production. Potential exists to expand the Moonshine Springs deposit at depth.
The breccia pipe deposits are held by mining claims and Moonshine Springs is held by a mining lease with a third party.
Historical resource estimates of the deposits, as presented by Pathfinder to Denison and estimated in 1996, are shown below. No cutoff grades have been reported for the breccia pipe deposits, while a 0.05% U3O8 cutoff has been used for Moonshine Springs. Pathfinder used a 25 foot radius of influence of each drill hole when assigning grades to the breccia pipe deposits, while that of the Moonshine Springs deposit was a minimum of approximately 141 feet. The average grade of the pipes was based on the following numbers of drill holes: 35 drill holes at EZ 1, 44 drill holes at EZ 2, 19 drill holes at DB 1, 18 holes at WHAT, and 298 holes at Moonshine Spring.

			Lbs U3O8
Deposit	Tons	% U3O8	(Millions)

EZ1	106,250	0.66%	1.4
EZ2	216,480	0.44%	1.9
DB1	103,550	0.44%	0.9
WHAT	89,800	0.25%	0.4
Moonshine Springs	775,000	0.16%	2.5

TOTAL	1,291,080	0.28%	7.1

All resource estimates quoted herein are based on data, reports and documentation obtained from and prepared by previous operators, including AREVA. Denison has not completed the work necessary to independently verify the classification of the mineral resource estimates and is not treating the historical mineral resource estimate as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The properties will require considerable further evaluation which Denison’s management and consultants intend to carry out in due course.
In conjunction with the closing of the property acquisition, Denison will also commit to sell to the AREVA Group up to 6.5 million pounds of production from the Company’s White Mesa Mill. The sales agreement will provide for a price equal to 95% of the month end long-term prices for U3O8 published the month prior to delivery with a floor price of US$ 45.00 per pound. Both parties will have the option to suspend deliveries under certain conditions.
The foregoing transaction is subject to all requisite regulatory approvals. Dundee Securities Corporation assisted Denison with the transaction. Denison expects to close the transaction within the next 7 to 10 days.
Mr. William C. Kerr, P.Geo., a Qualified Person pursuant to NI 43-101, has reviewed the contents and technical information contained in this news release. Mr. Kerr is Vice President, Exploration and Development for Denison.
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis of each of Denison Mines Inc. (“DMI”) and International Uranium Corporation (“IUC”), the current Annual Information Form of DMI filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC’s Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

2

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of DMI and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of them since January 1, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

3

ARIZONA STRIP - MINES AND PROJECTS

DENISON MINES (USA) CORP.

Topaz, Sunday, West Sunday
Pandora, Snoball, La Sal
COLORADO PLATEAU
Rim
Blanding
HENRY MTNS COMPLEX
WHITE MESA MILL
UTAH
Moonshine
Kanab North
Pinenut
ARIZONA STRIP
Arizona 1
EZ 1, EZ 2, DB 1, WHAT
Canyon
Colorado City
Fredonia
Page
Marble Canyon
MOONSHINE
Kanab Creek
KANAB NORTH
EZ 1, EZ 2, DB 1, WHAT
NEVADA
ARIZONA
PINENUT
ARIZONA 1
Colorado River
Colorado River
Grand Canyon Village
Little Colorado River
CANYON
Denison Mines Properties
Acquired AREVA Properties
Town
Highway
0
30km

DENISONMINES
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

DENISONMINES
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON EXTENDS OFFER PERIOD
TO ACQUIRE OMEGACORP LIMITED
Toronto, ON – February 28, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX) reports that the Company has elected to extend the offer period pursuant to the Company’s bid to acquire any or all of the issued and outstanding shares of OmegaCorp Limited (“OmegaCorp”) (OMC:ASX) previously announced on December 5, 2006. The offer will now close at 5:00 pm (Central Australian Time) on March 9, 2007.
The directors of OmegaCorp stated in an announcement on the Australian Stock Exchange on December 6, 2006 that they unanimously recommend that OmegaCorp shareholders accept the Company’s offer, and the directors have tendered their shares in favour of the offer.
Denison’s currently holds approximately 28% of the common shares of OmegaCorp. Denison encourages all OmegaCorp shareholders who have not yet accepted the Company’s offer to do so as soon as possible.
A copy of the Bidder’s Statement is available on www.sedar.com.
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372